SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)




             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 3)





                      Martha Stewart Living Omnimedia, Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $0.01
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    573083102
  ----------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2002
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]      Rule 13d-1(b)

                  [ ]      Rule 13d-1(c)

                  [X]      Rule 13d-1(d)

                                    SCHEDULE 13G
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    CUSIP No. 573083102                                       Page 2 of 10
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   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        Martha Stewart

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   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [ ]
                                                                   (b)  [ ]

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   3          SEC USE ONLY

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   4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States
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               5   SOLE VOTING POWER
                   117,600 Shares of Class A Common Stock (1)
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES          30,633,375 Shares of Class A Common Stock (2)


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED          117,600 Shares of Class A Common Stock (1)


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING        30,633,375 Shares of Class A Common Stock (2)


 PERSON WITH
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          30,750,975 Shares of Class A Common Stock (3)
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN



----------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes 5,100 shares of Class A Common Stock, par value $0.01 per share, of Martha Stewart Living Omnimedia, Inc. (the "Company") and 112,500 shares of the Company's Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), which are subject to options exercisable by Ms. Stewart within 60 days of December 31, 2002. Excludes 187,500 shares of Class A Common Stock subject to options which are not exercisable within 60 days of December31, 2002.

(2) Includes 14,000 shares of Class A Common Stock and 30,619,375 shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by the Martha Stewart Family Limited Partnership ("MSFLP") and indirectly by Ms. Stewart. Ms. Stewart is the sole general partner of MSFLP.

(3) Includes collectively those shares of stock set forth under footnotes (1) and (2) above, and excludes those shares excluded under footnote (1) above.

(4) Assumes conversion of all shares of Class B Common Stock and the exercise of the 112,500 options exercisable by Ms. Stewart within 60 days of December 31, 2002, but assumes no other exercises or conversions of any other derivative securities relating to the Company's common stock.

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 3 of 10
-----------------------------                            -----------------------

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              SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    61.4% (4)
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 4 of 10
-----------------------------                            -----------------------

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   1          NAME OF REPORTING PERSON
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                    The Martha Stewart Family Limited Partnership
                    IRS ID No. 06-1477498

--------------------------------------------------------------------------------
   2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
   3          SEC USE ONLY

--------------------------------------------------------------------------------
   4          CITIZENSHIP OR PLACE OF ORGANIZATION
                    Connecticut
--------------------------------------------------------------------------------
               5   SOLE VOTING POWER
                   0 Shares of Class A Common Stock
  NUMBER OF
              ------------------------------------------------------------------
               6   SHARED VOTING POWER
   SHARES          30,633,375 Shares of Class A Common Stock (5)


BENEFICIALLY
              ------------------------------------------------------------------
               7   SOLE DISPOSITIVE POWER
    OWNED          0 Shares of Class A Common Stock


   BY EACH
              ------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
  REPORTING        30,633,375 Shares of Class A Common Stock (5)


 PERSON WITH
--------------------------------------------------------------------------------
      9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         30,633,375 Shares of Class A Common Stock (5)
--------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                     [ ]
--------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                    61.3%  (6)
--------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON
                    PN
--------------------------------------------------------------------------------


---------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(5) Includes 14,000 shares of Class A Common Stock and 30,619,375 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock.

(6) Assumes conversion of all shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative securities relating to the Company's common stock.

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 5 of 10
-----------------------------                            -----------------------

ITEM 1(a):  NAME OF ISSUER:

            Martha Stewart Living Omnimedia, Inc.  (the "Company")


ITEM 1(b):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            11 West 42nd Street
            New York, New York  10036


ITEM 2      (a):  NAME OF PERSON FILING:

            This Statement is filed by and on behalf of Martha Stewart and the Martha Stewart Family Limited Partnership ("MSFLP").

ITEM 2(b):  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:


            11 West 42nd Street
            New York, New York  10036

ITEM 2(c):  CITIZENSHIP:

            Martha Stewart is a United States citizen. MSFLP is a limited partnership organized under the laws of the State of Connecticut.


ITEM 2(d):  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock, par value $0.01 (the "Class A Common Stock").


ITEM 2(e):  CUSIP NUMBER:

            573083102

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 6 of 10
-----------------------------                            -----------------------

ITEM 3: IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)  [ ] Broker or dealer registered under Section 15 of the
                     Exchange Act.
            (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.
            (d)  [ ] Investment company registered under Section 8 of the
                    Investment Company Act.
            (e)  [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E);
            (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
            (g)  [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
            (h)  [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act;
            (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
            (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4:     OWNERSHIP.

            (a) Amount Beneficially Owned at December 31, 2002:

                  MARTHA STEWART: 30,750,975 shares of the Company's common
                        stock. This number includes 117,600 shares of Class A Common Stock owned directly by Ms. Stewart (112,500 of which are subject to options exercisable by Ms. Stewart within 60 days of December 31, 2002), 14,000 shares of Class A Common Stock owned by MSFLP and 30,619,375 shares of the Company's Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), owned by MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock. This number excludes 187,500 shares of Class A Common Stock owned by Ms. Stewart subject to options which are not exercisable within 60 days of December 31, 2002.


                  MSFLP: 30,633,375 shares of Class A Common Stock. This number includes 30,619,375 shares of Class B Common Stock, which are convertible at the option of the holder into an equivalent number of shares of Class A Common Stock, and 14,000 shares of Class A Common Stock.

(b) Percent of Class at December 31, 2002:

                  MARTHA STEWART: 61.4% (assumes conversion of all shares of
                        Class B

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 7 of 10
-----------------------------                            -----------------------

                        Common Stock (calculated based on a total of 49,946,941 shares of Class A and Class B Common Stock outstanding (as of December 31, 2002, based on information supplied by the Company)), plus 112,500 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of December 31, 2002, as set forth in Item 4(a), but assumes no other exercises or conversions of any other derivative securities relating to the Company's common stock).

                  MSFLP: 61.3% (assumes conversion of all shares of Class B
                        Common Stock (calculated based on a total of 49,946,941 shares of Class A and Class B Common Stock outstanding (as of December 31, 2002, based on information supplied by the Company)), but assumes no other exercises or conversions of any other derivative securities relating to the Company's common stock).

            (c) Number of shares as to which such persons have at December 31,
                2002:

                  (i) Sole power to vote or to direct the vote:

                        MARTHA STEWART: 117,600 shares of Class A Common Stock.
                              This number includes 112,500 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of December 31, 2002, and 5,100 shares held by Ms. Stewart.

                        MSFLP: 0 shares of Class A Common Stock.

                  (ii) Shared power to vote or to direct the vote:

                        MARTHA STEWART: 30,633,375 shares of Class A Common
                              Stock. This number includes 14,000 shares of Class A Common Stock and 30,619,375 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

                        MSFLP: 30,633,375 shares of Class A Common Stock. This
                              number includes 14,000 shares of Class A Common Stock and 30,619,375 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

                  (iii) Sole power to dispose or to direct the disposition of:

                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 8 of 10
-----------------------------                            -----------------------

                        MARTHA STEWART: 117,600 shares of Class A Common Stock.
                              This number includes 112,500 shares of Class A Common Stock subject to options exercisable by Ms. Stewart within 60 days of December 31, 2002.

                        MSFLP: 0 shares of Class A Common Stock

                  (iv)  Shared power to dispose or to direct the disposition of:

                        MARTHA STEWART: 30,633,375 shares of Class A Common
                              Stock. This number includes 14,000 shares of Class A Common Stock and 30,619,375 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.

                        MSFLP: 30,633,375 shares of Class A Common Stock. This
                              number includes 14,000 shares of Class A Common Stock and 30,619,375 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock. All these shares are held directly by MSFLP.


ITEM 5:     OWNER OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.


ITEM 6:     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            Not applicable.


ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable.


ITEM 8:     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.


ITEM 9:     NOTICE OF DISSOLUTION OF A GROUP.

            Not applicable.


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                                  SCHEDULE 13G
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    CUSIP No. 573083102                                       Page 9 of 10
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ITEM 10:    CERTIFICATION.

            Not applicable.

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                                  SCHEDULE 13G
-----------------------------                            -----------------------
    CUSIP No. 573083102                                       Page 10 of 10
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                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003



                                                       /s/ Martha Stewart
                                                    --------------------------
                                                           Martha Stewart



                                          THE MARTHA STEWART FAMILY
                                           LIMITED PARTNERSHIP


                                          By:        /s/ Martha Stewart
                                              ----------------------------------
                                              Name:  Martha Stewart
                                              Title:  General Partner